
02007235

AH 3/18/2002

T315


RECEIVED
FEB 28 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 28441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Wall Street Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street, Suite 350
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles P. Lazzaro 858-454-3551
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUSHALL, REITAL & RANDALL, CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

400 S. SIERRA, SUITE 200, SOLANA BEACH, CA 92075
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/18/2002

OATH OR AFFIRMATION

I, Charles P. Lazzaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wall Street Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public


KIM KIEFER
Commission # 1195291
Notary Public - California
San Diego County
My Comm. Expires Sep 30, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WALL STREET CORPORATION

December 31, 2001 and 2000

CONTENTS

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report

Board of Directors
First Wall Street Corporation
La Jolla, California

We have audited the accompanying statements of financial condition of First Wall Street Corporation (an S Corporation) as of December 31, 2001 and 2000 and the related statements of income, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wall Street Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 16 through 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rushall Reital & Randall

February 13, 2002

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Current assets		
Cash and cash equivalents	$ 524,370	$ 701,061
Commissions receivable	739,320	719,467
Other receivables	13,526	15,586
Prepaid expenses	130,743	101,116
Prepaid taxes	7,340	0
	1,415,299	1,537,230
Property and equipment		
Furniture and fixtures	128,581	244,712
Automobile	82,149	82,149
Less accumulated depreciation	(158,096)	(189,600)
	52,634	137,261
Other assets		
Deposits	6,275	6,275
	$ 1,474,208	$ 1,680,766

FIRST WALL STREET CORPORATION
STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
Current liabilities		
Accounts payable and accrued expenses	$ 587,266	$ 494,095
Cash overdraft	0	171,785
Income tax payable	0	4,019
Deferred income taxes	4,500	4,500
	591,766	674,399
Shareholder's equity		
Common stock, no par value; 10,000,000 shares authorized, 600,000 shares issued and outstanding	60,000	60,000
Retained earnings	822,442	946,367
	882,442	1,006,367
	$ 1,474,208	$ 1,680,766

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF INCOME

Years Ended December 31, 2001 and 2000

	2001	2000
Commissions earned	$ 11,739,420	$ 14,820,230
Interest and dividends earned	288,103	297,457
Loss on sale of trading securities	(34,143)	(29,485)
	11,993,380	15,088,202
Salaries and related expenses	8,317,465	10,599,606
Brokerage, clearing and exchange fees	1,480,304	1,444,846
Occupancy and equipment rental	151,183	145,897
Other administrative expenses	138,169	166,802
Insurance	104,925	54,647
Communications	47,718	62,879
Professional and other fees	69,614	67,111
Loss on legal settlements	305,999	105,000
Loss on abandonment of assets	50,168	0
	10,665,545	12,646,788
Income before taxes	1,327,835	2,441,414
Income tax expense		
Current	21,760	37,053
Deferred	0	0
	21,760	37,053
Net income	$ 1,306,075	$ 2,404,361

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 1,306,075	$ 2,404,361
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on abandonment of assets	50,168	0
Depreciation	39,745	26,875
(Increase) decrease in assets:		
Commissions receivable	(19,853)	499,357
Prepaid expenses	(29,627)	(50,764)
Prepaid taxes	(7,340)	0
Other receivables	2,060	(15,183)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	93,171	(325,179)
Cash overdraft	(171,785)	171,785
Income tax payable	(4,019)	(20,267)
Net cash provided by operating activities	1,258,595	2,690,985
Cash flows from investing activities:		
Purchases of equipment and furniture	(5,286)	(5,773)
Net cash used by investing activities	(5,286)	(5,773)
Cash flows from financing activities:		
Dividends paid	(1,430,000)	(2,275,000)
Net cash used by financing activities	(1,430,000)	(2,275,000)
Net (decrease) increase in cash	(176,691)	410,212
Beginning cash and cash equivalents	701,061	290,849
Ending cash and cash equivalents	$ 524,370	$ 701,061

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid during the years ended December 31, 2001 and 2000 were $0 and $59, respectively.

Income taxes paid during the years ended December 31, 2001 and 2000 were $33,119 and $57,512, respectively.

FIRST WALL STREET CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Number of Common Shares Outstanding	Common Stock	Retained Earnings	Total
Balance at December 31, 1999	600,000	$ 60,000	$ 817,006	$ 877,006
Dividends paid	0	0	(2,275,000)	(2,275,000)
Net income	0	0	2,404,361	2,404,361
Balance at December 31, 2000	600,000	60,000	946,367	1,006,367
Dividends paid	0	0	(1,430,000)	(1,430,000)
Net income	0	0	1,306,075	1,306,075
Balance at December 31, 2001	600,000	$ 60,000	$ 822,442	$ 882,442

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS

Years Ended December 31, 2001 and 2000

There were no liabilities subordinated to the claim of general creditors as of December 31, 2001 and 2000.

See accompanying notes to financial statements.

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

First Wall Street Corporation (the "Company") was formed in 1982 and is a licensed securities broker-dealer under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company operates as an introducing broker and sells investments to clients. The investment sales generate commissions to the Company. Most of the Company's clients are located in the Southern California area.

In July of 1997, the Company elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. Under "S" Corporation status, the annual taxable income and losses of the Company are reported by the shareholder on their individual Federal and State income tax returns. No Federal income tax liability will be reflected in the financial statements.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. The Modified Accelerated Cost Recovery System (MACRS) is being used for income tax purposes.

Cash and cash equivalents

The Company considers cash and investments with maturity dates of three months or less at the date of investment to be cash and cash equivalents.

Concentrations of credit risk

During the years ended December 31, 2001 and 2000, the Company maintained some of their cash in deposit accounts that are not federally insured. The amount of cash that was not federally insured totaled $265,199 and $488,187, as of December 31, 2001 and 2000, respectively.

The majority of commissions receivable as of December 31, 2001 and 2000 are due from Wedbush Morgan Securities.

Marketable securities

Marketable securities are carried at fair market value in accordance with Statement of Financial Accounting Standards No. 115. All of the securities are classified as trading securities. At December 31, 2001 and 2000, the unrealized holding gain <loss> on trading securities was not significant. Realized gains and losses on securities are determined by using the average cost method.

FIRST WALL STREET CORPORATION
NOTES TO FINANCIAL STATEMENT

Years Ended December 31, 2001 and 2000

NOTE A: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 financial statements were reclassified to conform with 2001 presentation.

NOTE B: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 and 2000, the Company had net capital of $671,924 and $745,627, respectively, and a net capital requirement of $100,000 for the years ended December 31, 2001 and 2000.

NOTE C: SECURITIES INVESTOR PROTECTION CORPORATION MEMBERSHIP

The Company is a member in good standing of the Securities Investor Protection Corporation.

NOTE D: CLEARING AGREEMENT

The Company entered into an agreement in September of 1982 with Morgan, Olmstead, Kennedy & Gardner which became Wedbush Morgan Securities in 1988 whereby all security transactions are cleared through Wedbush Morgan Securities.

FIRST WALL STREET CORPORATION
NOTES TO FINANCIAL STATEMENT

Years Ended December 31, 2001 and 2000

NOTE E: LEASE COMMITMENTS

The Company has commitments under operating leases with remaining noncancellable terms in excess of one year at December 31, 2001, pertaining to rental of office space and equipment. The lease for office space expires in the year 2004. The aggregate annual rentals for office space and equipment at December 31, 2001 are approximately as follows:

Year Ending December 31,	
2002	$154,500
2003	159,000
2004	82,000
	$395,500

Total approximate rent expense for premises and equipment aggregated approximately $151,000 and $146,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE F: INCOME TAXES

The provision for income taxes at December 31, 2001 and 2000 is as follows:

	2001		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	21,760	0	21,760
	$ 21,760	$ 0	$21,760

	2000		
	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	37,053	0	37,053
	$ 37,053	$ 0	$ 37,053

NOTE F: INCOME TAXES, continued

The Company's total deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at December 31, 2001 and 2000 are as follows:

	2001	2000
Total deferred tax liabilities	$ 11,100	$ 10,800
Total deferred tax assets	6,600	6,300
Less: valuation allowance	0	0
	6,600	6,300
Net deferred tax liability	$ 4,500	$ 4,500

These amounts have been presented in the Company's financial statements as follows:

	2001	2000
Deferred income taxes-current	$ 4,500	$ 4,500
Deferred income taxes-noncurrent	0	0
Net deferred tax liability	$ 4,500	$ 4,500

Deferred income taxes result from the differences between book and tax income. The timing differences relate principally to commission income and expense reported on a cash basis for tax purposes.

NOTE G: PROFIT SHARING PLAN

The Company established a qualified 401(K) plan for all employees over the age of 21 employed on July 1, 1997. Other employees will become eligible after completing one year of service with the Company. Participants may contribute up to 20% of their pay, subject to certain statutory limits. The Company may also make discretionary matching contributions. Employees' contributions are vested immediately and employer contributions are vested over six years of service with the Company. The Company made no contributions for the years ended December 31, 2001 and 2000.

NOTE H: CONTINGENCIES

There are no significant legal proceedings against the Company with respect to matters arising in the ordinary course of business. In the opinion of management, no material liability exists with respect to these contingencies.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2001 and 2000

	2001	2000
Total shareholder's equity	$ 882,442	$ 1,006,367
Deduct shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	882,442	1,006,367
Total liabilities subordinated to claims of general creditors allowable in computation of net assets	0	0
Total non-allowable assets	210,518	260,238
Net capital before haircuts on securities positions	671,924	746,129
Less haircuts on securities	0	502
Net capital	$ 671,924	$ 745,627

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-3

For the Year Ended December 31, 2001

Minimum net capital requirement (6.67% of current liabilities)	$ 39,471	
Minimum dollar net capital required	100,000	
Net capital requirement - (the larger of the required net capital)		$ 100,000
Net capital for year ended December 31, 2001	671,924	
Net capital requirement	100,000	
Excess net capital	$ 571,924	
Excess net capital at 100% (less 10% of total aggregate indebtedness)		$ 512,747

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 591,766
Total aggregate indebtedness	$ 591,766
Ratio: Aggregate indebtedness to net capital	1.15

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Year Ended December 31, 2001

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 12/31/01	Audited Report 12/31/01	Difference
Total stockholder's equity	$ 906,182	$ 882,442	$ 23,740
Deduct stockholder's equity not allowed	0	0	0
Total stockholder's equity qualified for net capital	906,182	882,442	23,740
Total non-allowable liabilities	0	0	0
Total non-allowable assets	212,098	210,518	1,580
Net capital before haircuts on securities positions	694,084	671,924	22,160
Haircuts on securities	0	0	0
Net capital	$ 694,084	$ 671,924	$ 22,160

Schedule A - Reconciliation of stockholder's equity

Net loss per unaudited statement	$ (76,111)
Increase in brokerage, clearing and exchange fees	(3,994)
Decrease in administration expenses	712
Increase in salaries expense	(37,386)
Decrease in income tax expenses	11,359
Increase in depreciation expense	(18,505)
Decrease in dividend expense	1,430,000
Net income, audited report	1,306,075
Capital stock	60,000
Dividends paid	(1,430,000)
Retained earnings, December 31, 2000	946,367
Total shareholder's equity	$ 882,442

See accompanying notes to financial statements.

FIRST WALL STREET CORPORATION
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4), continued

Year Ended December 31, 2001

	Dealer's Unaudited Report 12/31/01	Audited Report 12/31/01	Difference
Schedule B - Reconciliation of non-allowable liabilities:			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Other receivables	$ 0	$ 13,526	$ 13,526
Property and equipment - net	121,307	52,634	(68,673)
Security deposits	0	6,275	6,275
Prepaid expense	90,791	138,083	47,292
Total non-allowable assets	$ 212,098	$ 210,518	$ (1,580)
Reconciliation of computation of net capital requirement pursuant to Rule 15c3-3			
Minimum net capital requirement (6.67% of current liabilities)	$ 38,888	$ 39,171	$ 283
Minimum dollar net capital required	100,000	100,000	0
Net capital requirement	$ 100,000	$ 100,000	$ 0
Net capital for year ended December 31, 2001	$ 694,084	$ 671,924	$ 22,160
Net capital requirement	100,000	100,000	0
Excess net capital	$ 594,084	$ 571,924	$ 22,160

The difference of $22,160 is due to the difference of net income explained in the schedule of reconciliation of net capital pursuant to Rule 15c3-1.

RUSHALL REITAL & RANDALL
CERTIFIED PUBLIC ACCOUNTANTS

400 SOUTH SIERRA AVENUE
SUITE 200
P.O. BOX 643
SOLANA BEACH, CA 92075

PHONE (858) 755-5131
FAX (858) 755-5374

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
First Wall Street Corporation
La Jolla, California

We have examined the financial statements of First Wall Street Corporation for the year ended December 31, 2001, and have issued our report thereon dated February 13, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (II) in safeguarding securities which are received for transmittal to the clearing organization.

The company is exempt from compliance with Rule 15c3-3 under Rule 15c3-3(k)(2)(b). Nothing came to our attention indicating that the conditions of this exemption were not complied with during the year.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance than any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining the accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made or the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Wall Street Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish those objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

We express our sincere appreciation for the courtesy and cooperation extended to us by the officer of the Corporation.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rushall Reital & Randall

February 13, 2002